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Exhibit (e)(10)

June 5, 2007

Dear Sunny,

        I am very excited to offer you a full-time position of employment as Executive Vice President of Products for Opsware Inc. (the "Company") reporting to me. You will receive a monthly salary of $20,833.33, which will be paid semi-monthly ($250,000 annually) in accordance with the Company's normal payroll procedures. In addition you will have an annual bonus target of 70% of your base salary ($175,000). For FY08, your bonus will be prorated to reflect your time in the position of EVP of Products for FY08, which ends on January 31, 2008. This bonus will be tied to individual and company performance and replaces the sales compensation plan discussed in your original offer letter with the Company dated March 4, 2007 (the "Original Offer"). You and I will determine your personal objectives within the first 30 days of your employment. You should note that the Company may modify salaries and bonus plans from time to time as it deems necessary.

        You will also be eligible to participate in such employee benefit plans offered by the Company on the same basis as other similarly situated employees at the Company, subject to the terms and conditions of such plans.

        If you accept this offer, you will receive the following equity grants: (1) an option to purchase 850,000 shares of the Company's common stock at an exercise price equal to the closing price per share on the date of grant and (2) 150,000 restricted shares of the Company's common stock (collectively, the "New Hire Grants"). The New Hire Grants shall be subject to the terms of the Company's 2000 Incentive Stock Plan, the approval of the Company's Compensation Committee and an appropriate Stock Option Agreement and Restricted Stock Purchase Agreement. The shares subject to your New Hire Grants will vest over four years beginning on the start date of your new position as Executive Vice President of Products; one-quarter of the total shares will vest on the first anniversary of this start date, and one forty-eighth (1/48th) of the total shares subject to the New Hire Grants shall vest each month thereafter (so long as you remain a full-time employee during all of such period).

        The Company intends to submit its annual executive refresh stock grant recommendations to the Compensation Committee in February 2008. At the time such recommendations are made, the Company will recommend that you be granted an option to purchase 200,000 shares of the Company's common stock at an exercise price equal to the closing price per share on the date of grant (the "Refresh Grant"). The Refresh Grant shall be subject to the terms of the Company's 2000 Incentive Stock Plan, the approval of the Company's Compensation Committee and an appropriate Stock Option Agreement. The shares subject to your Refresh Grant will vest in equal monthly installments over four years beginning on the date of grant (so long as you remain a full-time employee during all of such period). If there is a change of control in the Company prior to the date of grant for the Refresh Grant, the timing of the Refresh Grant shall be (i) accelerated and granted effective as of immediately prior to the closing of such change in control and (ii) entitled to the double-trigger vesting acceleration described below.

        You may elect to receive up to a maximum of 150,000 restricted shares of the Company's common stock (the "Restricted Shares") in lieu of an equal number of stock options subject to your Refresh Grant. If you elect to receive Restricted Shares, such shares will be issued to you at the same time as the Refresh Grant is granted to you and in accordance with the same policies and procedures. Restricted Shares would vest according to the Refresh Grant vesting schedule set forth above. You must inform the Company in writing of an election to receive Restricted Shares before the corresponding option grant is approved by the Company's Compensation Committee. Accordingly, if you would like to receive Restricted Shares in lieu of an amount of shares subject to the Refresher Grant, please inform the Company by January 31, 2008.

        Please note that the Company is required to make immediate tax withholding obligations at the time that any shares of restricted stock vest. Accordingly, you may elect to structure the vesting of your restricted shares such that they instead vest the Company's quarterly trading windows are open. This would generally permit you the flexibility to sell a certain number of the vested restricted shares to cover your tax withholding. If you would like to structure your vesting in this manner, please inform the Company's stock administrator no later than one week following your first day as EVP of Products.

        If your employment is terminated within twelve months following a change in control of the Company either (i) by the acquiring company for any reason other than cause or (ii) by you for good reason, all of the then-unvested shares subject to the New Hire Grant and the Refresh Grant and any Restricted Shares shall accelerate (the "Original Grant Acceleration"). The terms of this Original Grant Acceleration will be documented in your Stock Option Agreement and/or Restricted Stock Purchase Agreement referenced above. For purposes of this paragraph, "cause", "change in control" and "good reason" shall have the meanings as set forth on Exhibit A to this letter.

        To indicate your acceptance of the Company's offer, please sign and date this letter in the space provided below and return it within three (3) days. A duplicate original is enclosed for your records. Except for the items specifically identified above, all other terms of your Original Offer (including the terms with respect to the vesting of your merger consideration set forth therein) continue to apply to your employment with the Company. This letter, along with the Original Offer and your agreement relating to proprietary rights between you and the Company, sets forth the terms of your employment with the Company and supersedes any prior representations or agreements, whether written or oral. This letter may not be modified or amended except by a written agreement, signed by an officer of the Company and by you.

        Sunny, I am very excited about the prospect of your new position on the Opsware executive team. I feel that your contributions to the organization will be invaluable, and I am confident you will find the position to be challenging and professionally rewarding. I am looking forward to your favorable response and working with you in the near future.

Sincerely,
/s/ Ben Horowitz Ben Horowitz President & CEO

I agree to and accept employment with Opsware Inc. on the terms and conditions set forth in this agreement.

Signed:	/s/ SUNNY GUPTA	Dated:	June 5, 2007
Sunny Gupta

Enclosures

        Duplicate Original letter

NOTE:    To accept your offer, please fax your signed offer letter and completed Employee Personal Data Sheet and Arbitration Agreement to 408.744.7388 and mail the originals to Opsware Inc. 599 N. Mathilda Avenue, Sunnyvale, CA 94086 Attn: Human Resources

Exhibit A
Certain Definitions

        "Good Reason" means:

        (i)    any failure by the Company or any successor to comply with any provision of this Agreement;

        (ii)   the Company's or any successor's requiring Employee to be based in any office or location more than twenty five (25) miles from Redmond, Washington;

        (iii)  the Company's or any successor's assignment of any duties to Employee inconsistent with, or reflecting a materially adverse change in Employee's position, title, duties, responsibilities, compensation or status as a senior executive officer of the Company, or the removal of Employee from any position, title duties, responsibilities, compensation or status as a senior executive officer of the Company that effects a materially adverse change in employee's position, title, duties, responsibilities, compensation or status; or

        (iv)  or any failure by a successor to the Company to assume the Company's obligations under this Agreement.

        "Cause" means:

        (i)    the Employee's repeated failure, in the reasonable judgment of the Board or Employee's manager, to substantially perform Employee's material duties or responsibilities as a Service Provider as directed or assigned by the Board or Employee's manager from time to time, after written notice thereof from the Board or Employee's manager to the Employee setting forth in reasonable detail the respects in which the Company believes the Employee has not performed such duties or responsibilities;

        (ii)   the Employee personally engaging in intentional misconduct that is seriously injurious to the Company or any successor entity;

        (iii)  Employee's willful commission of a material violation of the Company's Employment, Confidential Information and Invention Assignment Agreement; or

        (iv)  the Employee being convicted of, or pleading no contest to, a felony, or committing an act of dishonesty or fraud against, or the willful misappropriation of material property belonging to, the Company or any successor entity.

        If Company desires to invoke items (i), (ii) or (iii) listed above under the definition of Cause, Company must first give Employee an opportunity to cure such item(s) within thirty (30) days following delivery to the Employee of a written explanation specifying the specific basis for Company's belief that Company is entitled to terminate employment for Cause.

        "Change in Control" means the occurrence of any of the following events:

        (i)    Any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the "beneficial owner" (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the total voting power represented by the Company's then outstanding voting securities; or

        (ii)   The consummation of the sale or disposition by the Company of all or substantially all of the Company's assets; or

        (iii)  The consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity or its parent outstanding immediately after such merger or consolidation; or

        (iv)  A change in the composition of the Company's Board of Director, as a result of which fewer than a majority of such Directors are Incumbent Directors. "Incumbent Directors" shall mean Directors who either (A) are Directors of the Company as of the date hereof, or (B) are elected, or nominated for election, to the Board with the affirmative votes of at least a majority of those Directors whose election or nomination was not in connection with any transaction described in subsections (i), (ii) or (iii) or in connection with an actual or threatened proxy contest relating to the election of directors of the Company.

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  Exhibit (e)(10)